UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): March 2, 2021

TAILWIND ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-39489	85-1288435
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

1545 Courtney Avenue Los Angeles, CA	90046
(Address of principal executive offices)	(Zip Code)

(646) 432-0610

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock, $0.0001 par value, and one half of one redeemable warrant	TWND.U	New York Stock Exchange
Class A Common Stock included as part of the units	TWND	New York Stock Exchange
Redeemable warrants included as part of the units, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	TWND WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01          Regulation FD Disclosure.

On March 1, 2021, Tailwind Acquisition Corp., a Delaware corporation ("Tailwind") announced a proposed business combination (“the Business Combination”) between Tailwind and QOMPLX, Inc., a Delaware Corporation (“QOMPLX”). On March 2, 2021, Jason Crabtree ("Mr. Crabtree"), Chief Executive Officer and Co-founder of QOMPLX, appeared on an interview with CNBC to discuss the Business Combination. Attached as Exhibit 99.1 to this Current Report Form 8-K and incorporated into this Item 7.01 by reference is a transcript of such interview. Also on March 2, 2021, Mr. Crabtree appeared on an interview with Yahoo Finance. Attached as Exhibit 99.2 to this Current Report Form 8-K and incorporated into this Item 7.01 by reference is a transcript of such interview. A copy of Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”) by and among Tailwind, Compass Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Rationem, LLC, a Delaware limited liability company, in its capacity as the representative of the stockholders of QOMPLX , related to the Business Combination was attached as Exhibit 2.1 to Tailwind's Current Report on From 8-K filed with the Securities Exchange Commission (“SEC”) on March 1, 2021.

The foregoing (including Exhibits 99.1 and 99.2) are being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Additional Information

In connection with the Business Combination, Tailwind intends to file with the SEC a Registration Statement, which will include a preliminary prospectus and preliminary proxy statement. Tailwind will mail a definitive proxy statement/final prospectus and other relevant documents to its stockholders. This communication is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus or any other document that Tailwind will send to its stockholders in connection with the Business Combination. Investors and security holders of Tailwind are advised to read, when available, the proxy statement/prospectus in connection with Tailwind’s solicitation of proxies for its extraordinary general meeting of stockholders to be held to approve the Business Combination (and related matters) because the proxy statement/prospectus will contain important information about the Business Combination and the parties to the Business Combination. The definitive proxy statement/final prospectus will be mailed to stockholders of Tailwind as of a record date to be established for voting on the Business Combination. Stockholders will also be able to obtain copies of the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: 1545 Courtney Avenue, Los Angeles, CA 90046.

Participants in the Solicitation

Tailwind, QOMPLX and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Tailwind’s stockholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of Tailwind’s directors and officers in Tailwind’s filings with the SEC, including the Registration Statement to be filed with the SEC by Tailwind, which will include the proxy statement of Tailwind for the Business Combination. The names and interests of QOMPLX’s directors and executive officers will also be in the Registration Statement to be filed with the SEC by Tailwind, which will include the proxy statement of Tailwind for the Business Combination.

Forward Looking Statements

Certain statements made herein are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the Business Combination between Tailwind and QOMPLX, the estimated or anticipated future results and benefits of the combined company following the Business Combination, including the likelihood and ability of the parties to successfully consummate the Business Combination, future opportunities for the combined company, and other statements that are not historical facts. These statements are based on the current expectations of Tailwind’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Tailwind and QOMPLX. These statements are subject to a number of risks and uncertainties regarding Tailwind’s businesses and the Business Combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to, general economic, political and business conditions generally and competitive factors impacting the businesses of any of Tailwind, QOMPLX, Sentar and RPC Tyche; the inability of the parties to consummate the Business Combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the inability of QOMPLX to consummate a Pipeline Acquisition or the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement for such Pipeline Acquisition; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination; the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the Business Combination; the risk that the approval of the stockholders of Tailwind or QOMPLX for the potential transaction is not obtained; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the potential transaction or difficulty in integrating the businesses of Tailwind, QOMPLX, Sentar and RPC Tyche; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; the ability of the combined company to grow and manage growth profitably and retain its key employees; the amount of redemption requests made by Tailwind’s stockholders; the inability to obtain or maintain the listing of the post-acquisition company’s securities on NYSE following the Business Combination; costs related to the Business Combination; inaccuracies for any reason in the estimates of expenses and profitability and the projected financial information (including on a pro forma basis giving effect to the acquisitions of Hyperion Gray, Sentar and RPC Tyche) for QOMPLX; and those factors discussed in Tailwind’s final prospectus relating to its initial public offering, dated September 3, 2020, and other filings with the SEC. There may be additional risks that Tailwind presently does not know or that Tailwind currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide Tailwind’s expectations, plans or forecasts of future events and views as of the date of this communication. Tailwind anticipates that subsequent events and developments will cause Tailwind’s assessments to change. However, while Tailwind may elect to update these forward-looking statements at some point in the future, Tailwind specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Tailwind’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Disclaimer

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01          Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
99.1	CNBC Interview Transcript, Aired March 2, 2021
99.2	Yahoo Finance Interview Transcript, Aired March 2, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 2, 2021	TAILWIND ACQUISITION CORP.

	By:	/s/ Chris Hollod
	Name:	Chris Hollod
	Title:	Chief Executive Officer

Exhibit 99.1

CNBC Interview Transcript, Aired March 2, 2021

One of the latest companies to take this route is QOMPLX. A risk analytics platform which is merging with a blank check company founded by the CEO of Casper. The deal is valued at $1.5 billion dollars and counts Bill Foley as the lead investor, and on the past funding as well. Joining us is CEO of QOMPLX Jason Crabtree, and also Bill Foley, serial SPAC deal-marker, chairman of Cannae Holdings, with investments in software, mortgage analytics, companies, sports teams and more...it’s a real pleasure to have you both on right now. And by the way, I have something special to show you at the end, both of you are West Point guys.

Sullivan: Jason, let's start with you. Cybersecurity, Solarwinds hack, the more we learn about it, the more terrifying it is. Literally bad guys in the systems for months undetected. How much interest are you seeing in cybersecurity right now? >>

Jason: Yeah I think when you look at QOMPLX, QOMPLX is one of the most advanced companies in the world at lateral movement and privilege escalation, and that’s actually the centerpiece of the story at Solarwinds, it was attacks at active directory that are not detected by traditional security solutions and we do this for some of the world’s largest companies and we're very excited as part of this transaction to not just do it in the corporate world, but also to do it back in the government and national security space. >>

Sullivan: Yeah looking at some of your product portfolios, Jason, I also saw finance, and I am thinking to myself, are you trying to go after a little piece of the Bloomberg empire as far as their computer terminal? >>

Jason: Well, I think when thinking about the future of risk, everyone wants to understand how risk and data are colliding to make better decisions, and cybersecurity is one of the most real-time risks and one of the most challenging risks. And QOMPLX has been building a platform that can take vast volumes of information, integrate them together, and use that to support better risk-weighted decision making, especially around some of these issues like cybersecurity so you can be more quantitative. We think thats the future of risk, it’s the future of cyber insurance, and the future of the insurance markets. >>

Sullivan: Alright Bill, and I mean this with respect, you are one of the more complex (see what I did there?) business guys out there. Fidelity National Financial, Cannae holdings and Dunn and Bradstreet, Black Knight. You are in so many business holdings: the Golden Knights hockey team. Why this deal, why now, and are you worried that the SPAC market is getting a little overcooked? >>

Foley: Well, this deal at this time is really based upon Jason and his team that he has with him. We invested in QOMPLX about 2 1/2 years and we did it because we had a breach at one of my companies, a small breach at one of my private companies. And Jason and his team came in, and they determined how the breach happened and they fixed it. We are still working with them, and I was really impressed with the team, and the way they do business, and how sophisticated they are. You just heard it. For a layman, what he is saying is really difficult to understand. As far as the SPAC market goes, I do get concerned that we have a lot of SPACS formed, and the types of businesses that they are taking public, are they really the appropriate type of business to go public at this time? But with our SPACS we are trying to always invest in real companies with real revenue and real EBITA, and so we will continue to do that and the SPAC is a great alternative to the IPO market. But, I think as you and many others feel... >>

Sullivan: Bill, Bill, let me jump in on that.Why is it such an alternative for the IPO? I mean the IPO market was, and the IPO process has been sort of the same minus a dutch auction here or there, and the way that Google did it and a few others for decades. Is the traditional IPO now dead? Are the investment bankers going to be looking for work? >>

Foley: well -- [ laughter ] -- Well, they seem to have plenty of work to do, but the SPAC is the alternative to the IPO process. The IPO process is long and drawn out. We took Dunn and Bradstreet public last summer. We worked on that transaction for about 8 1/2 month and then when you are done by the end of the day, you are subject to the vagaries of the market. Is the market going to accept an IPO at that time? Whereas with a SPAC transaction, you raise the money, it goes into trust and you find a company that you’re interested in acquiring and you then close that transaction. It’s much more abbreviated and also, it’s a way for a financial sponsor or for a corporation to monetize their investment fully or partially. And in our case as with Paysafe and Alite, it’s partial monetization by Blackstone, but they are still our partners going forward. So it is a simple way to execute a public markets transaction. >>

Sullivan: But I guess what I am trying to understand, Bill, is that these kind of came out of the blue. They have been around, I get it, but the pace of them in the last six months has been unprecedented. You heard the numbers, you probably know them by heart anyway, when we were coming in. And I mean, my take as somebody who has been doing this for 26 years: are there that many good companies? It sounds like you have found a good company in QOMPLX, but are there that many good companies out there to buy, because if there were, why wouldn't we have had this before? What changed? Is it the pandemic or the fed policy? >>

Foley: I think that it is really the pandemic. The pandemic shutdown the public markets for a period of time, and that’s when we did our first two SPACs - that was last May and last June and then in August. The pandemic made it possible to do zoom calls, and have zoom calls, contact your investors and take it public and then start to find the companies and do your search. But I do worry that we have a lot of SPACs now. A lot of SPACs. Are they taking the right companies public? That’s a concern. >>

Sullivan: Well, listen, guys, time will tell, and Jason and Bill, I wanted to show you something because you are both West Point grads, and although my father was ten years navy, I gave a speech at West Point and they gave me this, and it is like super cool, and I have it in my office studio right here. Shoutout to all of the cadets at West Point, and I don't know if you can see it, but I don't usually get two cadets on at the same time. >> Thank you, brian. >> I love this thing by the way. ...

Exhibit 99.2

Yahoo Finance Interview Transcript

Host - I want to talk about cybersecurity because guaranteed just about all of us have either been the victims of a phishing attack or some kind of cyber breach where some kind of information we don't want out there on the dark web get sold to somebody who tries to do something with it. That may change. Let's bring in a CEO from QOMPLX Jason Crabtree who’s cybersecurity firm is going to go public through a merger with Tailwind Acquisition Corp. Thank you for joining us. Let me start with something simple what are most of us getting wrong when we throw out his term “cybersecurity” and what we believe as “cyber threats?”

Jason - I think the biggest challenge in cybersecurity is that identity and authentication have rules of the road and you what you see in Solarwinds is that fundamental protocols that work behind the scenes and every large network can be attacked directly and this is why all the big security vendors didn't successfully detect the lateral movement and and privilege escalation in both commercial entities in the government and that's what QOMPLX does for some of the world's biggest brands and we're pretty excited to start doing it for the government as well now.

Host - Jason, I want to ask you a little bit more about that. You brought up the Solarwinds hack and yes that's the most recent hacking, that’s something I think a lot of people think of but you specifically your clients are government agencies and big corporations the exact target's of the Solarwinds I guess what can be done in order to make sure, you're saying that your company will prevent this from happening again, but what specifically needs to be done in order for something like that to never occur again?

Jason - Well, I think the fundamental thing about security is that you have to balance getting the right sort of observability and detections in place and that when you look at how these attacks occur even a lot of the major ransomware attacks a really attack identity provider so they attack active directory on-premise and they attack SAML providers in the cloud. QOMPLX is pretty unique in being able to actually keep track of all these different tickets and tokens that are used authenticate users and computers and to actually process all those in memory in your real time and to use that detect different types of identity forgeries and that's been a huge a driver for us and some of the world's largest companies we're pretty excited also connect that to actual risk metrics, we’re working to bring that kind of discipline into the insurance world and then to leverage data feeds from other kinds of security tools and we think this is the future of cyber risk and cyber insurance.

Host - This is a 1.4 billion dollar deal but for those of us who are luddites when it comes to the things you're talking about want to let everybody know that your company, you’ve got experts from West Point on the Air Force Academy, you yourself I believe are a Rhode Scholar what is this mean to the average Jane and Joe when you talk about the identity centric attacks, what is that?

Jason - Sure, so your computer every time you send an email every time you go to the file share is actually getting permission to do all these things behind the scenes and the fundamental protocols are used for this or in the cloud, this the SAML forgeries that you can read about and in a lot of the SolarWinds coverage in an on-premise you see active directory which is used by the majority of world corporations and that protocol is called Kerberos, and so the reality is these are the fundamental ways that every single user or attacker actually eventually becomes authenticated traffic so the goal of a phishing attack, the goal of a ransomware attack, the goal of a Solarwinds attack was to ultimately to gain appropriately authenticated traffic on the network and basically become a legitimate user and so you actually have to watch the watchers right this is the consequence of trusting trust every time someone told you zero trust they actually meant is 100% trust in the identity provider and we make sure you can actually trust the identity provider.

Host - So Jason you’re going public via a SPAC why decide to do this, know SPACs have been very very popular recently but why did it make sense for your company compared to the more traditional route?

Jason - Yeah so we were really excited to try to drive together more scale in our business by bringing in some really exceptional insurance analytics technology and by combining with a key partner of ours on the government side it was already servicing some the most important US federal government agencies and gave us classified contract vehicles and the ability to deliver a tremendous amount of of solutions into the government space and so QOMPLX decided that given our background in the National Security space and our work in large companies in really bringing quantitative approaches the cybersecurity risk together the best opportunity for us was to go be a public company in and to be able to ultimately tell that story to the markets we think there's a lot of demand for this out there and think it's the future the industry.

Host - You know but you're a CEO you sit in the chair many of us will never occupy. The pressure you'll get once you are a public traded company, is it going to be the same as the pressure you get from VC or from funders right now or will it be different and will it potentially tie your hands as you want to lead the company because cyber-security is constantly evolving as I would imagine?

Jason - I think for us if you look at our background right you know Bill Foley and Cannae led our investment around a couple of years ago and they've invested again in this round we're really lucky to have folks like RenaissanceRe and other major institutional partners of ours actually participate as investors in this. So fundamentally we’re a business that did 96 million on a pro-forma basis last year we're on track to do 141 on a pro-forma basis this year we think we have real revenues, real scale real barriers to disintermediation and real opportunities to drive into a sizable public business.

Host - And we wish you the best, we look forward to the next discussion with you when you start reporting earnings and you’re a public company. Congratulations and all the best to you and the team at QOMPLX, CEO Jason Crabtree thank you